SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                              eAutoclaims.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    278578109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Stephen J. Clearman
                             c/o Geocapital Partners
                                1 Executive Drive
                                    Suite 160
                               Fort Lee, NJ 07024
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 20, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  278578109
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Kinderhook Partners, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     5,192,858

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     5,192,858

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,192,858

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.8%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.  278578109
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Kinderhook GP, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     5,192,858

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     5,192,858

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,192,858

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.8%

14.  TYPE OF REPORTING PERSON

     OO

CUSIP No.  278578109
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Stephen J. Clearman

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     5,192,858

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     5,192,858

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,192,858

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.8%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No.  278578109
           ---------------------

The Reporting Person's original Schedule 13D (initially filed on May 28, 2004) erroneously reported deemed beneficial ownership of an additional 164,284 Shares (for a total of 5,357,142 and 15.31% of the Shares outstanding). This Amendment No. 1 is being filed to reflect the Reporting Person's actual deemed beneficial ownership of 5,192,858 Shares, constituting 14.8% of the Shares of the Issuer, based upon the 35,000,244 Shares outstanding as of May 21, 2004

--------------------------------------------------------------------------------
Item 1.   Security and Issuer.

The name of the issuer is eAutoclaims.com, Inc., a Nevada corporation (the "Issuer"). The address of the Issuer's offices is 110 East Douglas Road, Oldsman, Florida 34677. This Schedule 13D relates to the Issuer's Common Stock, $0.001 par value (the "Shares").

--------------------------------------------------------------------------------
Item 2.   Identity and Background.

     (a-c, f) This Schedule 13D is being filed by Kinderhook Partners, LP, a Delaware limited partnership, (the "Partnership"), Kinderhook GP, LLC, a Delaware limited liability company, the general partner of the Partnership (the "General Partner"), and Stephen J. Clearman, the managing member of the General Partner responsible for making investment decisions with respect to the Partnership ("Clearman" and, together with the Partnership and the General Partner, the "Reporting Persons"). The principal business address of the Reporting Persons is located at 1 Executive Drive, Suite 160, Fort Lee, NJ 07024. The principal business of the Partnership is to serve as a private investment vehicle. The principal business of the General Partner is to serve as general partner to the Partnership.

     (d) None of the Reporting Persons nor any person affiliated with the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.   Source and Amount of Funds or Other Consideration.

     The Shares are held in accounts beneficially owned by the Partnership. The purchase price for the Shares was $750,000. The funds used for the purchase of the Shares by the Partnership came from working capital using contributions made by the partners of the Partnership.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business, including the use of a margin account in the name of the Partnership.

--------------------------------------------------------------------------------
Item 4.   Purpose of Transaction.

     (a-j) The Shares held by the Partnership were acquired for, and are being held for, investment purposes. The acquisition of the Shares was made in the ordinary course of the Reporting Persons' business.

     In an effort to protect the Partnership's investment, as well as to maximize investor value, the Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

     Although they have no concrete plans to do so, the Reporting Persons may also engage in and may plan for their engagement in:

          (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

          (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

          (3)  a sale or transfer of a material amount of assets of the Issuer;

          (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (5) any material change in the present capitalization or dividend policy of the Issuer;

          (6) any other material change in the Issuer's business or corporate structure;

          (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

          (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

          (10) any action similar to those enumerated above.

     Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

--------------------------------------------------------------------------------
Item 5.   Interest in Securities of the Issuer.

     As of the date hereof, the Partnership may be deemed to be the beneficial owner of 5,192,858 Shares, constituting 14.8% of the Shares of the Issuer, based upon the 35,000,244 Shares outstanding as of May 21, 2004 (as provided by the Issuer and, including the 5,192,858 Shares to which this Schedule 13D relates and an additional 164,284 which were sold to Vinodray R. Shah). The 5,192,858 Shares include 2,596,429 Shares that may be acquired upon the exercise of a Warrant to Purchase Common Stock (the "Warrant"), which was issued to the Partnership in connection with the Partnership entering into a Subscription Agreement (the "Subscription Agreement"), dated as of May 20, 2004, with the Issuer. The Warrant is immediately exercisable and expires on May 20, 2007.

     Each of the Reporting Persons has the sole power to vote or direct the vote of 0 of the Shares to which this filing relates.

     The Reporting Persons have the shared power to vote or direct the vote of 5,192,858 Shares to which this filing relates.

     Each of the Reporting Persons has the sole power to dispose or direct the disposition of 0 of the Shares to which this filing relates.

     The Reporting Persons have the shared power to dispose or direct the disposition of 5,192,858 Shares to which this filing relates.

     The General Partner and Clearman each specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     There were no transactions in the Shares by the Reporting Persons during the prior 60 days, other than the transactions described herein.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Subscription Agreement by and between the Issuer and the Partnership dated May 20, 2004, a copy of which is attached hereto as Exhibit B

     Warrant to Purchase Common Stock by and between the Issuer and the Partnership dated May 20, 2004, a copy of which is attached hereto as Exhibit C.

     Registration Rights Agreement by and between the Issuer and the Partnership dated May 20, 2004, a copy of which is attached hereto as Exhibit D.

--------------------------------------------------------------------------------
Item 7.   Material to be Filed as Exhibits.

     Exhibit A: Joint Filing Agreement.

     Exhibit B: Subscription Agreement, dated May 20, 2004.

     Exhibit C: Warrant to Purchase Common Stock, dated May 20, 2004.

     Exhibit D: Registration Rights Agreement, dated May 20, 2004.

--------------------------------------------------------------------------------


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        June 18, 2004


                                              KINDERHOOK PARTNERS, LP

                                              By: Kinderhook GP, LLC
                                                  General Partner

                                              By: /s/ Stephen J. Clearman
                                                  -----------------------
                                                      Stephen J. Clearman
                                                      Managing Member


                                              KINDERHOOK GP, LLC

                                              By: /s/ Stephen J. Clearman
                                                  -----------------------
                                                      Stephen J. Clearman
                                                      Managing Member


                                              By: /s/ Stephen J. Clearman
                                                  -----------------------
                                                      Stephen J. Clearman



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A
                                                                       ---------



                                    AGREEMENT


     The undersigned agree that this Schedule 13D dated June 18, 2004 relating to the Common Stock of eAutoclaims.com, Inc. shall be filed on behalf of the undersigned.

                                                        June 18, 2004



                                              KINDERHOOK PARTNERS, LP

                                              By: Kinderhook GP, LLC
                                                  General Partner

                                              By: /s/ Stephen J. Clearman
                                                  -----------------------
                                                      Stephen J. Clearman
                                                      Managing Member


                                              KINDERHOOK GP, LLC

                                              By: /s/ Stephen J. Clearman
                                                  -----------------------
                                                      Stephen J. Clearman
                                                      Managing Member

                                                                       Exhibit B
                                                                       ---------



                              eAUTOCLAIMS.COM, INC.
                             SUBSCRIPTION AGREEMENT



     1. General. This Subscription Agreement is dated as of May 20, 2004, and sets forth the terms under which the undersigned investor, Kinderhook Partners, LP (the "Investor"), will acquire 2,596,428 Units at a price of $.28 per unit (the "Units") of eAutoclaims.com, Inc., a Nevada corporation (the "Company") for an aggregate purchase price of $727,000 pursuant to the Confidential Private Offering Term Sheet ("Term Sheet"), Warrant Agreement, Subscription Agreement and Registration Rights Agreement. Each Unit consists of one (1) share of Common Stock and one (1) immediately detachable and redeemable Common Stock Purchase Warrant.

     The Company is offering up to 7,500,000 Units at an initial purchase price of $.28 per Unit. Investors are granted demand registration rights in connection with this offering as more fully described in the Registration Rights Agreement.

     The offering is being made on a "best efforts" basis. There is no minimum offering level. All proceeds will be immediately available to the Company. The offering shall terminate on May 21, 2004. The initial offering date is March 3, 2004. The Company has agreed to pay Noble International Investments, Inc. selling agent compensation as described in the Confidential Private Offering Term Sheet.

     The Units are being offered by the Company to a suitable Investor pursuant to Rules 505 or 506 of Regulation D and Section 4(2) of the Securities Act of 1933, as amended. Execution of this Subscription Agreement by the Investor shall constitute an offer by the Investor to subscribe for the Units on the terms and conditions specified herein and in the Term Sheet. The Company reserves the right to reject such subscription offer, or, by executing a copy of this Subscription Agreement, to accept such offer. If the Investor's offer is accepted, the Company will execute this Subscription Agreement and issue the Units. If the Investor's offer is rejected, the payment accompanying this Subscription Agreement will be returned to the Investor, with no interest thereon, with the notice of rejection.

     The Company hereby agrees and acknowledges that it shall be obligated to issue additional Units to Investor under certain circumstances as more fully described in the Term Sheet under the heading "ADP Claims True-Up."

     2. Acceptance of Subscription Agreement. The Company's acceptance of this Subscription Agreement shall be indicated by the execution hereof by an officer of the Company.

     3. Investor's Representations, Warranties and Covenants. The Investor represents, warrants and covenants to the Company as follows:

          a. He acknowledges that he has been furnished with and has been given access to all underlying documents in connection with this transaction as well as such other information as he deems necessary or appropriate as a prudent and knowledgeable investor in evaluating his investment in the Units. He further acknowledges that the Company has given him the opportunity to obtain additional information and to evaluate the merits and risks of his investment. He acknowledges that i he has had the opportunity to ask questions of, and receive satisfactory answers from, the officers and directors of the Company concerning the terms and conditions of the offering.

          b. He acknowledges that this transaction has not been scrutinized by the United States Securities and Exchange Commission or by any state securities commissions.

          c. He has adequate means of providing for his current and future needs and possible personal contingencies, and has no need for liquidity of his investment in the Units.

          d. He can bear the economic risk of losing his entire investment in the Units.

          e. He is acquiring the Units for his own account, for investment only and not with a view toward the resale, fractionalization, division or distribution thereof and he has no present plans to enter into any contract, undertaking, agreement or arrangement for any such resale, distribution, division or fractionalization thereof.

          f. He does not have an overall commitment to investments that are not readily marketable, including the Units and other similar investments, disproportionate to his net worth or gross income.

          g. He understands that the offer and sale of the Units is being made by means of a private placement of Units and that he has read or reviewed and is familiar with this Subscription Agreement and the Company's filings under the Securities Exchange Act of , as amended ("1934 Act").

          h. He was previously informed that all documents, records and books pertaining to this investment were at all times available at the offices of the Company, located at 110 East Douglas Road, Oldsmar, Florida 34677; that all such documents, records and books pertaining to this investment requested by the Investor have been made available to him and any persons he has retained to advise him; and that he has no questions concerning any aspect of the investment for which he has not previously received satisfactory answers.

          i. He and his agents or advisers have had an opportunity to ask questions of and receive answers from the Company, or a person or persons acting on its behalf, concerning the terms and conditions of this Subscription Agreement and the transactions contemplated hereby and thereby, as well as the affairs of the Company and related matters.

          j. He has had an opportunity to obtain additional information necessary to verify the accuracy of the information referred to in subparagraph
(i) hereof. Specifically, the Investor acknowledges receipt and confirms Investor has thoroughly reviewed and read the Company's Form 10-KSB for the year ended July 31, 2003 and the Company's Forms 10-QSB for the three (3) months ended October 31, 2003 and January 31, 2004.

          k. HE UNDERSTANDS THAT THE COMPANY HAS A LIMITED FINANCIAL AND OPERATING HISTORY.

          l. HE UNDERSTANDS THAT THE UNITS ARE A SPECULATIVE INVESTMENT, WHICH INVOLVES A HIGH DEGREE OF RISK OF LOSS BY HIM OF HIS ENTIRE INVESTMENT. THERE IS NO ASSURANCE THAT THE RISKS SET FORTH IN THIS SUBSCRIPTION AGREEMENT ARE THE MOST SIGNIFICANT WHICH AN INVESTOR SHOULD CONSIDER.

          m. He understands all aspects of and risks associated with this investment or has consulted with his own financial adviser who has advised him thereof and he has no further questions with respect thereto.

          n. Unless the Units are registered as described in Section 6, the undersigned will be required to comply with the provisions of Rule 144 adopted by the Securities and Exchange Commission under the Securities Act. Investor understands Rule 144 has at least a one (1) year holding period and limits on the amount of securities that may be sold in any 90 day period. THUS, THE INVESTOR MAY NOT BE ABLE TO LIQUIDATE HIS INVESTMENT OR TRANSFER ANY UNITS WITHOUT POTENTIAL ADVERSE FINANCIAL CONSEQUENCES. THEREFORE, THE UNITS SHOULD NOT BE PURCHASED UNLESS THE INVESTOR HAS LIQUID ASSETS SUFFICIENT TO ASSURE THAT SUCH PURCHASE WILL CAUSE NO UNDUE FINANCIAL DIFFICULTIES AND UNLESS THE INVESTOR CAN OTHERWISE PROVIDE FOR HIS CURRENT NEEDS AND POSSIBLE PERSONAL CONTINGENCIES.

          o. He is knowledgeable and experienced in financial and business matters. He and/or his financial or business advisers, if any, are capable of evaluating the merits and risks of an investment in the Units.

          p. All information which he has provided to the Company concerning his financial position and knowledge of financial and business matters is correct and complete as of the date set forth at the end of this Subscription Agreement, and if there should be any material change in such information prior to acceptance of this Subscription Agreement by the Company, he will immediately provide the Company with such information.

          q. He is a bona fide resident of the State of New Jersey, maintains his principal residence there or has a driver's license in that state, and is at least eighteen (18) years of age.

          r. If he is executing this Subscription Agreement on behalf of a corporation, partnership, trust or other entity, he has been duly authorized by such entity to execute this Subscription Agreement and all other instruments in connection with the purchase of the Units, his signature is binding upon such corporation, partnership, trust or other entity and he represents and warrants that such corporation, partnership, trust or other entity was not organized for the purpose of acquiring the Units subscribed for pursuant to this Subscription Agreement and that the acquisition of the Units is an authorized investment of the corporation, partnership, trust or other entity.

          s. This Subscription Agreement shall be binding upon the heirs, estate, legal representatives, successors and assigns of the undersigned.

     4. Regulation FD Confidentiality Covenant of Investor. The Investor understands that certain of the information made available to Investor in connection with the purchase of the Units is confidential and not currently publicly available. Accordingly, the Investor expressly agrees to treat the information provided to Investor regarding the Company, including possible future transactions, in strict confidence and not disclose such information to any other party. Investor understands the Company is relying upon Investor's agreement of confidentiality to comply with the exemptive provisions of Regulation FD as set forth in Rule 100(a)(b)(2)(ii) of Regulation FD.

     5. Company's Representations and Warranties. The Company hereby represents and warrants as follows:

          a. (i) It is duly organized, validly existing and in good standing under the laws of Nevada and is duly qualified to do business and is in good standing in each jurisdiction in which such qualification is required by law;

            (ii) the Company has all requisite power and authority to enter into this Subscription Agreement and to sell the Units as provided herein;

            (iii) the Company is current in its periodic reporting obligations under the 1934 Act;

            (iv) this Subscription Agreement has been duly executed and delivered on its behalf and constitutes its legal, valid and binding agreement, enforceable in accordance with its terms (which include the Shares as part of Unit and Shares underlying the Warrant);

            (v) the execution, delivery and performance of this Subscription Agreement, the sale and delivery of the Units, and compliance with the provisions hereof by the Company, do not and will not, with or without the passage of time or the giving of notice or both, (i) violate its organizational documents or any provision of law, statute, ordinance, rule or regulation or any ruling, writ, injunction, order, judgment or decree of any court, administrative agency or other governmental body, or (ii) result in any breach of any of the terms, conditions or provisions of, or constitute a default (or give rise to any right of termination, cancellation or acceleration) under any note, indenture, mortgage or lease, or any other material contract or other instrument, document or agreement, to which the Company is a party or by which it or any of its property is bound or affected;

            (vi) all consents, approvals or authorizations of, or registrations, filings or declarations with, any governmental authority, stock exchange or market, the Company's board of directors and shareholders, or any other person, required in connection with the execution, delivery and performance of this Subscription Agreement or the transactions contemplated hereby have been obtained by the Company and are in full force and effect;

            (vii) there are no actions, investigations, demands, suits or proceedings pending or threatened against or affecting the Company or affecting the rights of the Company to enter into this Subscription Agreement or consummate the transactions contemplated hereby;

            (viii) the Company has complied with all applicable laws, statutes, codes, acts, ordinances, orders, judgments, decrees, injunctions, rules, regulations, permits, licenses, authorizations, directions and requirements of governmental entities, except for such non-compliance which would not reasonably be expected to have a material adverse effect on it;

            (ix) the Company has correctly prepared and filed all tax returns or reports that are required to have been filed in any jurisdiction, and has timely paid in full all taxes due and payable with respect thereto;

            (x) upon consummation of the purchase contemplated hereby, the Common Stock issued to Investor shall have been duly and validly authorized and issued, fully paid and non-assessable and free and clear of all liens, pledges, security interests and encumbrances;

            (xi) in reliance on the investment representations made by the Investor contained herein, the offer, issuance, sale and delivery of the Units, are exempt from the registration requirements of the 1933 Act and all applicable state securities laws;

            (xii) each report, schedule, effective registration statement, definitive proxy statement and each other document filed by the Company with the SEC since December 31, 2002 (as the documents may have been amended since the time of their filing, the "Commission Documents") has been made available to the Investor either by physical delivery or via the SEC's EDGAR System. As of their respective filing dates, each Commission Document complied in all material respects with the requirements of the 1933 Act or the 1934 Act, as applicable, and the rules and regulations of the SEC thereunder applicable to the Commission Documents, and no Commission Document contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements included in the Commission Documents were prepared in accordance with United States generally accepted accounting principles, applied consistently with the past practices of the Company (except as may be indicated in the notes thereto), and as of their respective dates, fairly present, in all material respects, the consolidated financial position of the Company and the results of its operations as of the time and for the periods indicated therein and complied as to form in all material respects with then applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto;

            (xiii) since January 31, 2004, except as disclosed in the Commission Documents filed subsequent to that date, there has not been any material adverse change in the business, financial condition or operating results of the Company; and

            (xiv) the Company has not since December 31, 2002, received notice (written or oral) from any stock exchange or market on which its common stock is or has been listed (or on which it has been quoted) to the effect that it is not in compliance with the continuing listing or maintenance requirements of such exchange or market.

     6. Responsibility and Indemnification. The Company will exercise its best judgment in the conduct of all matters arising under this Subscription Agreement. The undersigned acknowledges that he understands the meaning and legal consequences of the representations and warranties contained herein, and he hereby agrees to indemnify and hold harmless the Company, its officers, directors, shareholders and employees, and any of their affiliates and their officers, directors, shareholders and employees, or any professional advisor or entity thereto, from and against any and all loss, damage, liability or expense, including costs and reasonable attorney's fees, to which said entities and persons may be put or which they may incur by reason of, or in connection with, any misrepresentation made by the Investor, any breach of any of his warranties, or his failure to fulfill any of his covenants or agreements under this Subscription Agreement. The Company hereby agrees to indemnify and hold harmless the undersigned, its officers, directors, managers, shareholders, members, partners and employees, and any of their affiliates and their officers, directors, managers, shareholders, members, partners and employees, or any professional advisor or entity thereto, from and against any and all loss, damage, liability or expense, including costs and reasonable attorney's fees, to which said entities and persons may be put or which they may incur by reason of, or in connection with, any misrepresentation made by the Company, any breach of any of his warranties, or his failure to fulfill any of his covenants or agreements under this Subscription Agreement.

     7. Company Solely Responsible for Disclosure; No Independent Review or Opinions. The Company has assumed sole responsibility for compliance with the disclosure requirements of federal and state securities laws in connection with the offer and sale of the Units. No law firm, accounting firm, securities broker/dealer or other third party has conducted any due diligence review of the Company and its business and affairs or any disclosures with respect thereto, written or oral, made by the Company or others. Notwithstanding the preparation of any documents or agreements related to the Company or this investment, the Company's law firm has not rendered any legal opinions concerning any aspect of the Company's business and affairs, including but not limited to, the validity or enforceability of any contracts, agreements, obligations or security interests related to an investment in the Company. By execution of this Subscription Agreement, the undersigned acknowledges that the Company is solely responsible for all disclosures to potential Investors concerning the Company and its business and affairs and that no legal opinions have been rendered by the Company's law firm as described above.

     8. Survival of Representations, Warranties, Covenants and Agreements. The representations, warranties, covenants and agreements contained herein shall survive the delivery of, and the payment for, the Units.

     9. Notices. Any and all notices, designations, consents, offers, acceptances or any other communication provided for herein shall be given in writing by registered or certified mail which shall be addressed, in the case of the Company, to 110 East Douglas Road, Oldsmar, Florida 34677, and in the case of the Investor, to the address set forth in this Subscription Agreement or otherwise appearing on the books of the Company or his residence or to such other address as may be designated by him in writing.

     10. Miscellaneous. This Subscription Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Florida, both substantive and remedial. The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Subscription Agreement. This Subscription Agreement shall be enforceable in accordance with its terms and be binding upon and shall inure to the benefit of the parties hereto and their respective successors, assigns, executors and administrators. This Subscription Agreement, the Warrant Agreement, the Registration Rights Agreement and the Term Sheet represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof; supersede all prior negotiations, letters and understandings relating to the subject matter hereof; and cannot be amended, supplemented or modified except by an instrument in writing signed by the party against whom enforcement of any such amendment, supplement or modification is sought. In the event of any litigation between the parties to this Subscription Agreement relating to, or arising out of, this Subscription Agreement, the prevailing party shall be entitled to an award of reasonable attorney's fees and costs, whether incurred before, during or after trial or at the appellate level. The failure or finding of invalidity of any provision of this Subscription Agreement shall in no manner affect the right to enforce the other provisions of same, and the waiver by any party of any breach of any provision of this Subscription Agreement shall not be construed to be a waiver by such party of any subsequent breach of any other provision.

     11.  State Blue Sky Notices:

          The following special provisions are applicable solely to the residents of the various states mentioned:

          FOR FLORIDA RESIDENTS: THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE FLORIDA SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR EXEMPTION FROM REGISTRATION IS AVAILABLE.

          THE UNITS REFERRED TO HEREIN WILL BE SOLD TO, AND ACQUIRED BY, THE HOLDER IN A TRANSACTION EXEMPT UNDER SECTION 517.061 OF THE FLORIDA SECURITIES ACT. THE UNITS HAVE NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF FLORIDA. IN ADDITION, ALL FLORIDA RESIDENTS SHALL HAVE THE PRIVILEGE OF VOIDING THE PURCHASE WITHIN THREE (3) DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY SUCH PURCHASER TO THE ISSUER, AN AGENT OF THE ISSUER, OR AN ESCROW AGENT OR WITHIN THREE (3) DAYS AFTER THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO SAID PURCHASER, WHICHEVER OCCURS LATER.

          FOR NEW YORK RESIDENTS: THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE NEW YORK FRAUDULENT PRACTICES ("MARTIN") ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS SUBSEQUENTLY REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE NEW YORK FRAUDULENT PRACTICES ("MARTIN") ACT, IF SUCH REGISTRATION IS REQUIRED.

          THIS PRIVATE OFFERING MEMORANDUM HAS NOT BEEN FILED WITH OR REVIEWED BY THE ATTORNEY GENERAL PRIOR TO ITS ISSUANCE AND USE. THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

          PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK. THIS PRIVATE OFFERING MEMORANDUM DOES NOT CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY WERE MADE, NOT MISLEADING, IT CONTAINS A FAIR SUMMARY OF THE MATERIAL TERMS OF DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN.

     12. Suitability Questions. Please complete all of the following suitability questions which apply to the Investor.

          a. I am an Accredited Investor because I meet one of the following standards:

               [_] (i) An individual whose individual net worth, or joint net worth with that individual's spouse, exceeds $1,000,000 (including the value of homes, home furnishings and personal automobiles).

               [_] (ii) Natural person(s) who had an income in excess of $200,000 (individual) or $300,000 (joint) in each of the years 2002 and 2003 and who reasonably expects an income in excess of $200,000 (individual) or $300,000 (joint) in 2004. For purposes of this offering, individual income shall equal adjusted income, as reported in the Investor's federal tax return, increased by the following amounts: (i) the amount of any tax exempt interest received, (ii) the amount of losses claimed as a limited partner in a limited partnership,
(iii) any deduction claimed for depletion, (iv) amounts contributed to an IRA or Keogh retirement plan, (v) alimony paid, and (vi) any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income pursuant to the provisions of Section 1202 of the Internal Revenue Code. For the individual test, income related to a spouse is excluded.

               [_] (iii) Employee Benefit Plan which has total assets in excess of $5,000,000.

               [_] (iv) A Self-Directed Plan with investment decisions made solely by persons that are accredited Investors.

               [_] (v) A Trust with total assets in excess of $5,000,000 not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b) (2)
(ii) of the Securities Act.

               [_] (vi) Any entity in which all of the equity owners are accredited Investors.

               [X] (vii) An organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the Securities offered, with total assets in excess of $5,000,000.

          b. Do you think you have sufficient knowledge of the Company to evaluate the risks associated with investing in the Units?

          Yes [X] No[_] If so, why? We have reviewed the Company's financial statements as filed with the SEC, spoken with management, and performed reference checks with customers and partners.

          c. If you answered "No" to the preceding question, do you have an Investment Advisor or Purchaser Representative upon whom you rely for investment advice?

          Yes[_] No[_]

If so, please provide his name and address _____________________________________
________________________________________________________________________________
________________________________________________________________________________

          d. Do you understand the nature of the investment in the Units and the risks involved?

          Yes [X] No[_]

          e. Do you understand that unless the Company registers your Units under the Securities Act, you will not be able to resell the Units which you purchase, unless you do so in an exempt transaction or unless you comply with the provisions of Rule 144 and applicable state securities laws?

          Yes [X] No[_]

          f. Do you understand that there is no assurance of any financial return on this investment and that you run the risk of losing your entire investment?

          Yes [X] No[_]

          g. Are you aware that you have the opportunity to inspect the Company's financial records, legal documents, and other records?

          Yes [X] No[_] Did you do so? Yes [X] No[_]

          h. Are you acting for your own account?

          Yes [X] No[_]

          If No, please complete the following:

               (i) Capacity in which you are acting (agent, trustee or otherwise): ____________________________________________________________________

               (ii) Name, address and telephone number(s) of person(s) you represent: _____________________________________________________________________

               (iii) Nature of evidence of authority attached: _________________
________________________________________________________________________________

     13. Documents Incorporated by Reference. By execution of this Subscription Agreement, the Investor acknowledges that he has been provided with a copy of the following:

          o    Form 10-KSB for year ended July 31, 2003.

          o Forms 10-Q for three (3) months ended October 31, 2003 and January 31, 2004.

          o    Confidential Private Offering Term Sheet.

          o    Warrant Agreement.

          o    Registration Rights Agreement.

     IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this 20th day of May, 2004.

                                                TYPE OF OWNERSHIP  (Check One)

[_] INDIVIDUAL OWNERSHIP                   [_]  COMMUNITY PROPERTY (one
      (One Signature Required)                    signature required if interest
                                                  in one name, two signatures
                                                  required if interest held in
                                                  both names)

[_] JOINT TENANTS WITH RIGHT               [_]  TENANTS IN COMMON (both or
     OF SURVIVORSHIP (both parties                all parties must sign)
     must sign)

[X] PARTNERSHIP (please include a          [_]  Grantor Trust
     copy of the partnership agreement
     authorizing signature)

[_] CORPORATION (please include            [_]  CUSTODIAN
     certified corporate resolution
     authorizing signature)

[_] PROFIT SHARING PLAN                    [_]  PENSION PLAN

[_] IRA                                    [_]  KEOGH


--------------------------------------------------------------------------------

WITNESSES:

_________________________                       _________________________
                                                Investor Signature

_________________________                       _________________________
                                                Print Name

                                                _________________________
                                                Social Security Number

                                                _________________________
                                                Street Address

                                                _________________________
                                                City, State and Zip

If additional signatures are required:

WITNESSES:

WITNESSES:

_________________________                       _________________________
                                                Investor Signature

_________________________                       _________________________
                                                Print Name

                                                _________________________
                                                Social Security Number

                                                _________________________
                                                Street Address

                                                _________________________
                                                City, State and Zip



SUBSCRIPTION ACCEPTED:

eAUTOCLAIMS.COM, INC.

By:______________________

Title:___________________

                                                                       Exhibit C
                                                                       ---------



               Void after 5:00 p.m., New York Time on May 20, 2007
              Warrant to Purchase 2,596,428 Shares of Common Stock

                        _________________________________

                        WARRANT TO PURCHASE COMMON STOCK

                                       OF

                              eAUTOCLAIMS.COM, INC.
                        _________________________________


                   THIS WARRANT AND THE SHARES OF COMMON STOCK
                   ISSUABLE PURSUANT TO THIS WARRANT HAVE NOT
                   BEEN REGISTERED UNDER THE SECURITIES ACT OF
                    1933, AS AMENDED (THE "SECURITIES ACT"),
                     AND ARE BEING OFFERED AND SOLD PURSUANT
                           TO RULE 506 OF REGULATION D


          FOR VALUE RECEIVED, eAutoclaims.com, Inc., a Nevada corporation (the "Company"), grants the following rights to Kinderhook Partners, LP ("Holder"):


                            ARTICLE 1. DEFINITIONS.

As used herein, the following terms shall have the following meanings, unless the context shall otherwise require:

               (a) "Common Stock" shall mean the common stock, par value $0.001 per share, of the Company.

               (b) "Corporate Office" shall mean the office of the Company (or its successor) at which at any particular time its principal business shall be administered.

               (c) "Closing" shall have mean the date the Company receives funds from the Units as described in the Confidential Private Offering Term Sheet and Subscription Agreement.

               (d) "Exercise Date" shall mean any date upon which the Holder shall give the Company a Notice of Exercise.

               (e) "Exercise Price" shall mean the price to be paid to the Company for each share of Common Stock to be purchased upon exercise of this Warrant in accordance with the terms hereof. The Exercise Price is $.35 per Share, subject to the anti-dilution provisions of Section 2.6.

               (f) "Expiration Date" shall mean 5:00 p.m. (New York time) on May 20, 2007.

               (g) "SEC" shall mean the United States Securities and Exchange Commission.

               (h) ""Underlying Shares" shall mean the shares of the Common Stock issuable upon exercise of the Warrant.

                       ARTICLE 2. EXERCISE AND AGREEMENTS.

          2.1 Exercise of Warrant. This Warrant shall entitle Holder to purchase up to two-million five-hundred ninety-six thousand four-hundred twenty-eight (2,596,428) shares of Common Stock (the "Shares") at the Exercise Price. This Warrant shall be exercisable at any time and from time to time prior to the Expiration Date (the "Exercise Period"). This Warrant and the right to purchase Shares hereunder shall expire and become void at the Expiration Date.

          2.2 Manner of Exercise.

               (a) Holder may exercise this Warrant at any time, starting at the time of closing and from time to time during the Exercise Period, in whole or in part (but not in denominations of fewer than 1,000 Shares, except upon an exercise of this Warrant with respect to the remaining balance of Shares purchasable hereunder at the time of exercise), by delivering to the Company)
(i) a duly executed Notice of Exercise in substantially the form attached as Appendix 1 hereto, and (ii) a wire transfer or check for the aggregate Exercise Price of the Shares being purchased.

               (b) From time to time upon exercise of this Warrant, in whole or part, in accordance with its terms, the Company will instruct its transfer agent to will deliver stock certificates to the Holder representing the number of Shares being purchased pursuant to such exercise, subject to adjustment as described herein.

               (c) Promptly following any exercise of this Warrant, if the Warrant has not been fully exercised and has not expired, the Company will deliver to the Holder a new Warrant for the balance of the Shares covered hereby.

          2.3 Termination. All rights of the Holder in this Warrant, to the extent they have not been exercised, shall terminate on the Expiration Date.

          2.4 No Rights Prior to Exercise. Prior to its exercise pursuant to
Section 2.2 above, this Warrant shall not entitle the Holder to any voting or other rights as holder of Shares.

          2.5 Adjustments.

               (a) Dilutive Issuances. The Warrant is subject to "full ratchet" anti-dilution protection relating to the issuance of any future equity securities or common stock equivalents that contain a purchase, conversion or exercise price below the Warrant exercise price of $.35 per Share (collectively "Dilutive Issuance"). If the Company issues any equity securities or common stock equivalents that equate to a Dilutive Issuance because the issuance, conversion or exercise price of such security is less than the Exercise Price, then the Exercise Price shall be immediately adjusted downward to equal the price in the Dilutive Issuance.

               (b) Reclassification. In case of any reclassification, stock split, or reverse stock split, capital reorganization, stock dividend or other change of outstanding shares of Common Stock, the Company shall cause effective provision to be made so that the Holder shall have the right thereafter, by exercising this Warrant, to purchase the kind and number of shares of stock or other securities or property (including cash) receivable upon such capital reorganization, stock dividend, stock split, or reverse stock split, as the Holder would have been entitled to receive had the Holder exercised this Warrant in full immediately before such reclassification, capital reorganization, stock dividend, stock split, or reverse stock split, or conveyance. Any such provision shall include provision for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 2.5. The foregoing provisions shall similarly apply to successive reclassifications, capital reorganizations, stock dividends, stock split, or reverse stock split, and other changes of outstanding shares of Common Stock.

               (c) Merger. In the case of any consolidation or merger of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and which does not result in any reclassification, capital reorganization, stock dividend or other change of outstanding change of outstanding common stock), or in the case of any sale or conveyance to another corporation of the property of the corporation as, or substantially as, an entirety (collectively "Sale of the Business") the Company shall give the warrant holder at least twenty (20) business days advance notice of the material terms and conditions of the Sale of Business transaction. The Warrant Holder shall notify the Company within five (5) business days of the expected closing date of the Sale of Business as disclosed in the notification by the Company to the Warrant Holder of the Warrant Holder's intent to exercise this Warrant, which exercise shall include the notice of exercise and a bank cashier's or certified check for the aggregate Exercise Price of the underlying Shares being purchased. If the Warrant Holder does not timely elect to exercise the Warrant in accordance with these provisions the Warrant shall terminate and be null and void.

          2.6 Fractional Shares. No fractional Shares shall be issuable upon exercise of this Warrant and the number of Shares to be issued shall be rounded up to the nearest whole Share. If a fractional Share interest arises upon any exercise of the Warrant, the Company shall eliminate such fractional Share interest by issuing Holder an additional full Share.

            ARTICLE 3. REPRESENTATIONS AND COVENANTS OF THE COMPANY.

          3.1 Representations and Warranties. The Company hereby represents and warrants to the Holder as follows:

               (a) All Shares which may be issued upon the exercise of the purchase right represented by this Warrant shall, upon issuance, be duly authorized, validly issued, fully-paid and nonassessable, and free of any liens and encumbrances except for restrictions on transfer provided for herein or under applicable federal and state securities laws, and not subject to any pre-emptive rights.

               (b) The Company is a corporation duly organized and validly existing under the laws of the State of Nevada, and has the full power and authority to issue this Warrant and to comply with the terms hereof. The execution, delivery and performance by the Company of its obligations under this Warrant, including, without limitation, the issuance of the Shares upon any exercise of the Warrant have been duly authorized by all necessary corporate action. This Warrant has been duly executed and delivered by the Company and is a valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting enforceability of creditors' rights generally and except as the availability of the remedy of specific enforcement, injunctive relief or other equitable relief is subject to the discretion of the court before which any proceeding therefor may be brought.

               (c) The Company is not subject to or bound by any provision of any certificate or articles of incorporation or by-laws, mortgage, deed of trust, lease, note, bond, indenture, other instrument or agreement, license, permit, trust, custodianship, other restriction or any applicable provision of any law, statute, rule, regulation, judgment, order, writ, injunction or decree of any court, governmental body, administrative agency or arbitrator which could prevent or be violated by or under which there would be a default (or right of termination) as a result of the execution, delivery and performance by the Company of this Warrant.

               (d) The Company is subject to the reporting requirements of
Section 13 or Section 15d of the Securities Exchange Act of 1934, as amended. The Company is eligible to issue the Warrants and the Underlying Shares pursuant to Rule 506 of Regulation D promulgated under the Securities Act.

                        ARTICLE 4. REDEMPTION OF WARRANTS

          4. Redemption of Warrants. The Warrants are not redeemable for one (1) year from the Closing. Therefore the Company, at its option, may redeem all or any portion on a pro rata basis, of the outstanding Warrants at a price of $.01 per Warrant, upon at least 10 days' notice to the registered Holders of Warrants, provided that the average closing price per share of Common Stock (determined as hereinafter provided) shall have been $.50 or greater than the applicable Exercise Price for a period of 20 consecutive business days ended immediately prior to the date of such notice. For the purpose of determining whether the Company may redeem the Warrants pursuant to this Section 4, the closing price per share of Common Stock for each day shall be the last reported sales price, regular way, or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices, regular way, in either case, on any exchange (NASDAQ or OTC:BB) on which the Common Stock is listed or admitted to trading, or, if there is no such representative closing bid on NASDAQ or OTC.BB on such day, a price determined in any reasonable manner approved by the Board of Directors of the Company.

          If the Company shall elect to redeem the Warrants pursuant to this
Section 4, notice of redemption shall be given to the Holders of all outstanding Warrants at least 10 days prior to the date fixed for redemption, to their last addresses as they shall appear on the warrant register, but failure to give such notice by mail to the Holder of any Warrant, or any defect therein, shall not affect the validity of the proceedings for the redemption of any other Warrants. The notice shall state that the Company is redeeming the Warrant pursuant to the
Section 4 at the redemption price of $.01 per Warrant, and the date fixed for redemption; shall state that payment of the redemption price of the Warrants will be made at the corporate offices of the Company upon presentation and surrender of such Warrants; shall state that the right to exercise the Warrants will terminate as provided in this Agreement (stating the date of such termination); and shall state the Exercise Price. The date of redemption for the Warrants pursuant to this Section 4 shall be any date chosen by the Company which complies with the notice requirement set forth in this Section 4. Warrant Holders shall have the right to exercise the Warrants during this ten (10) day notice period by complying with the manner of exercise provisions of Section
2.2. If a Warrant Holder does not elect to exercise during this ten (10) day redemption notice period, the Warrants shall be considered redeemed and cancelled. If the giving of notice of redemption shall have been completed as provided above, and if funds sufficient for the redemption of the Warrants pursuant to this Section 4 shall have been deposited into a separate bank account for such purpose, the right to exercise the Warrants shall terminate, provided the Warrant holder does not exercise during the ten (10) day redemption notice period, at the close of business on the business day preceding the date fixed for redemption, and the Holder of each Warrant shall thereafter be entitled upon surrender of his Warrant, only to receive $.01 per Warrant, without interest.

                            ARTICLE 5. MISCELLANEOUS.

          5.1 Transfer. This Warrant may not be transferred or assigned, in whole or in part, at any time, except in compliance with applicable federal and state securities laws by the transferor and the transferee (including, without limitation, the delivery of an investment representation letter and a legal opinion reasonably satisfactory to the Company), provided that this Warrant may not be transferred or assigned such that either the Holder or any transferee will, following such transfer or assignment, hold a Warrant for the right to purchase fewer than 1,000 Shares.

          5.2 Transfer Procedure. Subject to the provisions of Section 5.1, Holder may transfer or assign this Warrant by giving the Company notice setting forth the name, address and taxpayer identification number of the transferee or assignee, if applicable (the "Transferee") and surrendering this Warrant to the Company for reissuance to the Transferee (and the Holder, in the event of a transfer or assignment of this Warrant in part). (Each of the persons or entities in whose name any such new Warrant shall be issued are herein referred to as a Holder").

          5.3 Loss, Theft, Destruction or Mutilation. If this Warrant shall become mutilated or defaced or be destroyed, lost or stolen, the Company shall execute and deliver a new Warrant in exchange for and upon surrender and cancellation of such mutilated or defaced Warrant or, in lieu of and in substitution for such Warrant so destroyed, lost or stolen, upon the Holder filing with the Company evidence satisfactory to it that such Warrant has been so mutilated, defaced, destroyed, lost or stolen. However, the Company shall be entitled, as a condition to the execution and delivery of such new Warrant, to demand indemnity satisfactory to it and payment of the expenses and charges incurred in connection with the delivery of such new Warrant. Any Warrant so surrendered to the Company shall be canceled.

          5.4 Notices. All notices and other communications from the Company to the Holder or vice versa shall be deemed delivered and effective when given personally, by facsimile transmission and confirmed in writing or mailed by first-class registered or certified mail, postage prepaid at such address and/or facsimile number as may have been furnished to the Company or the Holder, as the case may be, in writing by the Company or the Holder from time to time.

          5.5 Waiver. This Warrant and any term hereof may be changed, waived, or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought.

          5.6 Governing Law. This Warrant shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to its principles regarding conflicts of law.

Dated:                                        eAUTOCLAIMS.COM, INC.

Attest: ____________________                  By:_________________________
                                              Name:  Eric Seidel
                                              Title: President


                                              HOLDER:

                    (Individual)              ____________________________
                                              Print Name:




                    (Entity)
                                              By: ________________________
                                              Print Name: ________________
                                              Title:  ____________________

                                   APPENDIX 1

                               NOTICE OF EXERCISE


          1. The undersigned hereby elects to purchase __________ shares of the Common Stock of eAutoclaims.com, Inc. pursuant to the terms of the attached Warrant, and tenders herewith payment of the purchase price of such shares in full.

          2. Please issue a certificate or certificates representing said shares in the name of the undersigned or in such other name as is specified below:

          3. The undersigned represents it is acquiring the shares solely for its own account and not with a view toward the resale or distribution thereof except in compliance with applicable securities laws.


                                                     ___________________________
                                                            (Signature)



_____________
        (Date)

                                                                       Exhibit D
                                                                       ---------


                          REGISTRATION RIGHTS AGREEMENT

     REGISTRATION RIGHTS AGREEMENT (this "Agreement"), dated as of May 20, 2004, by and between EAUTOCLAIMS.COM, INC., a Nevada corporation with offices located at 110 East Douglas Road, Oldsmar, Florida 34677, (the "Company"), and Kinderhook Partners, LP (the "Investor").

     WHEREAS, In connection with the Subscription Agreement by and between the Company and the Investor of even date herewith (the "Subscription Agreement"), the Company has agreed to issue to the Investor 2,596,428 Units. Each Unit consists of (i) one share of the Company's common stock, $.001 par value per share (the "Common Stock") and (ii) a warrant to purchase one share of Common Stock (the "Warrant"); and

     WHEREAS, To induce the Investor to execute and deliver the Subscription Agreement, the Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the "1933 Act"), and applicable state securities laws, with respect to the shares of Common Stock issuable (i) pursuant to the Subscription Agreement and (ii) upon exercise of the Warrant.

     NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants contained hereinafter and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Investor hereby agree as follows:

          1.   DEFINITIONS.

     As used in this Agreement, the following terms shall have the following meanings:

a. "Investor" shall have the meaning set forth in the first paragraph of this Agreement.

b. "Person" means a corporation, a limited liability company, an association, a partnership, an organization, a business, an individual, a governmental or political subdivision thereof or a governmental agency.

c. "Potential Material Event" means any of the following: (i) the possession by the Company of material information not ripe for disclosure in a Registration Statement, which shall be evidenced by determinations in good faith by the Board of Directors of the Company that disclosure of such information in the Registration Statement would be detrimental to the business and affairs of the Company, or (ii) any material engagement or activity by the Company which would, in the good faith determination of the Board of Directors of the Company, be adversely affected by disclosure in a Registration Statement at such time, which determination shall be accompanied by a good faith determination by the Board of Directors of the Company that the Registration Statement would be materially misleading absent the inclusion of such information.

d. "Principal Market" means the principal market for the Common Stock, currently the OTC Bulletin Board.

e. "Register," "Registered," and "Registration" refer to a registration effected by preparing and filing one or more Registration Statements in compliance with the 1933 Act and pursuant to Rule 415 under the 1933 Act or any successor rule providing for offering securities on a continuous basis ("Rule 415"), and the declaration or ordering of effectiveness of such Registration Statement(s) by the United States Securities and Exchange Commission (the "SEC").

f. "Registrable Securities" means the shares of Common Stock issued or issuable
(i) pursuant to the Subscription Agreement, (ii) upon exercise of the Warrant and (iii) any shares of capital stock issued or issuable with respect to the such shares of Common Stock and Warrant, as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise, which have not been (x) included in a Registration Statement that has been declared effective by the SEC or (y) sold under circumstances meeting all of the applicable conditions of Rule 144 (or any similar provision then in force) under the 1933 Act.

g. "Registration Statement" means a registration statement of the Company filed under the 1933 Act.

     All capitalized terms used in this Agreement and not otherwise defined herein shall have the same meaning ascribed to them as in the Subscription Agreement.

     2.   REGISTRATION.

a. The Company shall prepare, and, as soon as practicable but in no event later than thirty (30) calendar days from the date hereof (the "Filing Deadline"), file with the SEC a Registration Statement or Registration Statements (as is necessary) on Form SB-2 (or, if such form is unavailable for such a registration, on such other form as is available for such a registration), covering the resale of all of the Registrable Securities, which Registration Statement(s) shall state that, in accordance with Rule 416 promulgated under the 1933 Act, such Registration Statement(s) also covers such indeterminate number of additional shares of Common Stock as may become issuable upon stock splits, stock dividends or similar transactions.

     If the Company shall not have filed a Registration Statement with respect to the Registrable Securities by the Filing Deadline, the Company shall issue shares of Common Stock to the Investor, as liquidated damages, in an amount equal to ten percent (10%) of the Registrable Securities purchased by the Investor pursuant to the Subscription Agreement.

b. The Company shall use its best efforts to have the Registration Statement(s) declared effective by the SEC within one hundred twenty (120) calendar days after the filing thereof.

     If the Registration Statement with respect to the Registrable Securities shall not have been declared effective by the SEC within one hundred twenty
(120) calendar days after the Filing Deadline (the "Effective Deadline"), the Company shall issue shares of Common Stock to the Investor, as liquidated damages, in an amount equal to ten percent (10%) per month of the Registrable Securities purchased by the Investor pursuant to the Subscription Agreement (which amount shall be prorated on a daily basis for any period of less than one month) for each month after the Effective Deadline that the Registration Statement has not been declared effective by the SEC.

c. If at any time after the Filing Deadline there is not an effective Registration Statement covering all of the Registrable Securities and the Company shall determine to prepare and file with the SEC a Registration Statement relating to an offering for its own account or the account of others under the 1933 Act of any of its equity securities, other than on Form S-4 or Form S-8 (each as promulgated under the 1933 Act) or their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with stock option or other employee benefit plans, then the Company shall send to Investor written notice of such determination and, if within fifteen days after receipt of such notice, Investor shall so request in writing, the Company shall include in the Registration Statement all or any part of such Registrable Securities Investor requests to be registered; provided, that, the Company shall not be required to register any Registrable Securities pursuant to this section (c) that are eligible for resale pursuant to Rule 144(k) promulgated under the 1933 Act or that are the subject of a then effective Registration Statement.

     3.   RELATED OBLIGATIONS.

     At such time as the Company is obligated to prepare and file a Registration Statement with the SEC pursuant to Section 2(a), the Company will use its best efforts to effect the registration of the Registrable Securities in accordance with the intended method of disposition thereof and, with respect thereto, the Company shall have the following obligations:

a. The Company shall use its best efforts to cause such Registration Statement relating to the Registrable Securities to become effective within one hundred twenty (120) days after the date of the filing thereof, and shall keep such Registration Statement effective pursuant to Rule 415 until the earlier of (i) the date as of which the Investor may sell all of the Registrable Securities without restriction pursuant to Rule 144(k) promulgated under the 1933 Act (or successor thereto) or (ii) the date on which (A) the Investor shall have sold all the Registrable Securities, and (B) the Investor has no right to receive Common Stock underlying the Warrant (the "Registration Period"), which Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

b. The Company shall prepare and file with the SEC such amendments (including post-effective amendments) and supplements to a Registration Statement and the prospectus used in connection with such Registration Statement, which prospectus is to be filed pursuant to Rule 424 promulgated under the 1933 Act, as may be necessary to keep such Registration Statement effective during the Registration Period, and, during such period, comply with the provisions of the 1933 Act with respect to the disposition of all Registrable Securities of the Company covered by such Registration Statement until such time as all of such Registrable Securities shall have been disposed of in accordance with the intended methods of disposition by the Investor as set forth in such Registration Statement.

c. The Company shall furnish to the Investor and its legal counsel without charge (i) promptly after the same is prepared and filed with the SEC at least one copy of such Registration Statement and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits, the prospectus included in such Registration Statement (including each preliminary prospectus) and, with regards to such Registration Statement(s), any correspondence by or on behalf of the Company to the SEC or the staff of the SEC and any correspondence from the SEC or the staff of the SEC to the Company or its representatives, (ii) upon the effectiveness of any Registration Statement, ten (10) copies of the prospectus included in such Registration Statement and all amendments and supplements thereto (or such other number of copies as the Investor may reasonably request) and (iii) such other documents, including copies of any preliminary or final prospectus, as the Investor may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities owned by the Investor.

d. The Company shall (i) register and qualify the Registrable Securities covered by a Registration Statement under such other securities or "blue sky" laws of such states in the United States as the Investor reasonably requests, (ii) prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this
Section 3(d), (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction. The Company shall promptly notify the Investor who holds Registrable Securities of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or "blue sky" laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threatening of any proceeding for such purpose.

e. As promptly as practicable after becoming aware of such event, the Company shall notify the Investor in writing of the happening of any event as a result of which the prospectus included in a Registration Statement, as then in effect, includes an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (a "Registration Default") and use all diligent efforts to promptly prepare a supplement or amendment to such Registration Statement and take any other necessary steps to cure the Registration Default, (which, if such Registration Statement is on Form SB-2, may consist of a document to be filed by the Company with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act (as defined below) and to be incorporated by reference in the prospectus) to correct such untrue statement or omission, and deliver ten (10) copies of such supplement or amendment to the Investor (or such other number of copies as the Investor may reasonably request). The Company shall also promptly notify the Investor in writing (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed, and when a Registration Statement or any post-effective amendment has become effective (notification of such effectiveness shall be delivered to the Investor by facsimile on the same day of such effectiveness), (ii) of any request by the SEC for amendments or supplements to a Registration Statement or related prospectus or related information, (iii) of the Company's reasonable determination that a post-effective amendment to a Registration Statement would be appropriate, (iv) in the event the Registration Statement is no longer effective or (v) the Registration Statement is stale for a period of more than five (5) Trading Days as a result of the Company's failure to timely file its financials.

f. The Company shall use its best efforts to prevent the issuance of any stop order or other suspension of effectiveness of a Registration Statement, or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible moment and to notify the Investor who holds Registrable Securities being sold of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

g. The Company shall make available for inspection by the Investor and its counsel all pertinent financial and other records, and pertinent corporate documents and properties of the Company (collectively, the "Records"), as shall be reasonably deemed necessary by the Investor, and cause the Company's officers, directors and employees to supply all information which Investor may reasonably request; provided, however, that the Investor and its counsel shall hold in strict confidence and shall not make any disclosure (except to its legal and financial advisors) or use of any Record or other information which the Company determines in good faith to be confidential, and of which determination the Investor and its counsel are so notified, unless (a) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in any Registration Statement or is otherwise required under the 1933 Act, (b) the release of such Records is ordered pursuant to a final, non-appealable subpoena or order from a court or government body of competent jurisdiction, or (c) the information in such Records has been made generally available to the public other than by disclosure in violation of this or any other agreement of which the Investor and its counsel has knowledge. The Investor agrees that it shall, upon learning that disclosure of such Records is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt notice to the Company and allow the Company, at its expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, the Records deemed confidential.

h. The Company shall hold in confidence and not make any disclosure of information concerning the Investor provided to the Company unless (i) disclosure of such information is necessary to comply with federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other agreement. The Company agrees that it shall, upon learning that disclosure of such information concerning the Investor is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt written notice to the Investor and allow the Investor, at the Investor's expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

i. The Company shall use its best efforts to secure designation and quotation of all the Registrable Securities covered by any Registration Statement on the Principal Market. If, despite the Company's best efforts, the Company is unsuccessful in satisfying the preceding sentence, it shall use its best efforts to cause all the Registrable Securities covered by any Registration Statement to be listed on each other national securities exchange and automated quotation system, if any, on which securities of the same class or series issued by the Company are then listed, if any, if the listing of such Registrable Securities is then permitted under the rules of such exchange or system.

j. The Company shall cooperate with the Investor to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to a Registration Statement and enable such certificates to be in such denominations or amounts, as the case may be, as the Investor may reasonably request and registered in such names of the Persons who shall acquire such Registrable Securities from the Investor, as the Investor may request.

k. The Company shall provide a transfer agent for all the Registrable Securities not later than the effective date of the first Registration Statement filed pursuant hereto.

l. If requested by the Investor, the Company shall (i) as soon as reasonably practical incorporate in a prospectus supplement or post-effective amendment such information as the Investor reasonably determines should be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the offering of the Registrable Securities to be sold in such offering; (ii) make all required filings of such prospectus supplement or post-effective amendment as soon as notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) supplement or make amendments to any Registration Statement if reasonably requested by the Investor.

m. The Company shall use its best efforts to cause the Registrable Securities covered by the applicable Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to consummate the disposition of such Registrable Securities.

n. The Company shall make generally available to its security holders as soon as reasonably practical, but not later than ninety (90) calendar days after the close of the period covered thereby, an earnings statement (in form complying with the provisions of Rule 158 under the 1933 Act) covering a twelve-month period beginning not later than the first day of the Company's fiscal quarter next following the effective date of any Registration Statement.

o. The Company shall otherwise use its best efforts to comply with all applicable rules and regulations of the SEC in connection with any registration hereunder.

p. Within one (1) business day after the Registration Statement which includes Registrable Securities is declared effective by the SEC, the Company shall deliver, or shall cause its legal counsel to deliver, to the transfer agent for such Registrable Securities, with a copy to the Investor, confirmation in the form attached hereto as Exhibit A, that such Registration Statement has been declared effective by the SEC.

q. The Company shall take all other reasonable actions necessary to expedite and facilitate disposition by the Investor of Registrable Securities pursuant to a Registration Statement.

r. Notwithstanding the foregoing, if at any time or from time to time after the date of effectiveness of the Registration Statement, the Company notifies the Investor in writing of the existence of a Potential Material Event ("Blackout Notice"), Investor shall not offer or sell any Registrable Securities, or engage in any other transaction involving or relating to the Registrable Securities, from the time of the giving of notice with respect to a Potential Material Event until Investor receives written notice from the Company that such Potential Material Event either has been disclosed to the public or no longer constitutes a Potential Material Event.

     4.   OBLIGATIONS OF THE HOLDERS.

a. At least fifteen (15) calendar days prior to the first anticipated filing date of a Registration Statement the Company shall notify the Investor in writing of the information the Company requires from the Investor if the Investor elects to have any of its Registrable Securities included in such Registration Statement. It shall be a condition precedent to the obligations of the Company to complete the registration pursuant to this Agreement with respect to the Registrable Securities of the Investor that the Investor shall furnish in writing to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall reasonably be required to effect the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request. The Investor covenants and agrees that, in connection with any resale of Registrable Securities by it pursuant to a Registration Statement, it shall comply with the "Plan of Distribution" section of the then-current prospectus relating to such Registration Statement.

b. The Investor, by its acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any Registration Statement hereunder, unless the Investor has notified the Company in writing of Investor's election to exclude all of Investor's Registrable Securities from such Registration Statement.

c. The Investor agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(f) or the first sentence of 3(e), the Investor will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement(s) covering such Registrable Securities until the Investor's receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(f) or the first sentence of 3(e).

     5.   EXPENSES OF REGISTRATION.

     All reasonable expenses, other than underwriting discounts and commissions, incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3, including, without limitation, all registration, listing and qualifications fees, printing and accounting fees, and fees and disbursements of counsel for the Company shall be paid by the Company.

     6.   INDEMNIFICATION.

     In the event any Registrable Securities are included in a Registration Statement under this Agreement:

a. To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend the Investor, its directors, officers, partners, employees, agents, representatives of, and each Person, if any, who controls, the Investor within the meaning of the 1933 Act or the Securities Exchange Act of 1934, as amended (the "1934 Act"), (each, an "Indemnified Person"), against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, attorneys' fees, amounts paid in settlement or expenses, joint or several (collectively, "Claims"), incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto ("Indemnified Damages"), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other "blue sky" laws of any jurisdiction in which Registrable Securities are offered ("Blue Sky Filing"), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which the statements therein were made, not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading, or (iii) any violation or alleged violation by the Company of the 1933 Act, the 1934 Act, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities pursuant to a Registration Statement (the matters in the foregoing clauses (i) through (iii) being, collectively, "Violations"). Subject to the restrictions set forth in Section 6(c) with respect to the number of legal counsel, the Company shall reimburse the Investor and each such controlling person, promptly as such expenses are incurred and are due and payable, for any reasonable legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (i) shall not apply to a Claim arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by any Indemnified Person expressly for use in connection with the preparation of the Registration Statement or any such amendment thereof or supplement thereto, if such prospectus were timely made available by the Company pursuant to Section 3(c);
(ii) shall not be available to the extent such Claim is based on (a) a failure of the Investor to deliver or to cause to be delivered the prospectus made available by the Company or (b) the Indemnified Person's use of an incorrect prospectus despite being promptly advised in advance by the Company in writing not to use such incorrect prospectus; and (iii) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person.

b. In connection with any Registration Statement in which the Investor is participating, the Investor agrees to indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in Section 6(a), the Company, each of its directors, each of its officers who signs the Registration Statement, each Person, if any, who controls the Company within the meaning of the 1933 Act or the 1934 Act (collectively and together with an Indemnified Person, an "Indemnified Party"), against any Claim or Indemnified Damages to which any of them may become subject, under the 1933 Act, the 1934 Act or otherwise, insofar as such Claim or Indemnified Damages arise out of or are based upon any Violation, in each case to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information furnished to the Company by the Investor expressly for use in connection with such Registration Statement; and, subject to Section 6(c), the Investor will reimburse any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Claim; provided, however, that the indemnity agreement contained in this Section 6(b) and the agreement with respect to contribution contained in Section 7 shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Investor, which consent shall not be unreasonably withheld; provided, further, however, that the Investor shall be liable under this Section 6(b) for only that amount of a Claim or Indemnified Damages as does not exceed the net proceeds to the Investor as a result of the sale of Registrable Securities pursuant to such Registration Statement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the resale of the Registrable Securities by the Investor. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(b) with respect to any preliminary prospectus shall not inure to the benefit of any Indemnified Party if the untrue statement or omission of material fact contained in the preliminary prospectus were corrected on a timely basis in the prospectus, as then amended or supplemented.

c. Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be; provided, however, that an Indemnified Person or Indemnified Party shall have the right to retain its own counsel with the fees and expenses to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding. The indemnifying party shall pay for only one separate legal counsel for the Indemnified Persons or the Indemnified Parties, as applicable, and such counsel shall be selected by Investor holding a majority-in-interest of the Registrable Securities included in the Registration Statement to which the Claim relates, if the Investor are entitled to indemnification hereunder, or the Company, if the Company is entitled to indemnification hereunder, as applicable. The Indemnified Party or Indemnified Person shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person which relates to such action or claim. The indemnifying party shall keep the Indemnified Party or Indemnified Person fully appraised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the consent of the Indemnified Party or Indemnified Person, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party or Indemnified Person of a release from all liability in respect to such Claim. Following indemnification as provided for hereunder, the indemnifying party shall be surrogated to all rights of the Indemnified Party or Indemnified Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action.

d. The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred.

e. The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

     7.   CONTRIBUTION.

     To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however, that: (i) no contribution shall be made under circumstances where the maker would not have been liable for indemnification under the fault standards set forth in Section 6; (ii) no seller of Registrable Securities guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any seller of Registrable Securities who was not guilty of fraudulent misrepresentation; and (iii) contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds received by such seller from the sale of such Registrable Securities.

     8.   REPORTS UNDER THE 1934 ACT.

     With a view to making available to the Investor the benefits of Rule 144 promulgated under the 1933 Act or any other similar rule or regulation of the SEC that may at any time permit the Investor to sell securities of the Company to the public without registration ("Rule 144"), the Company agrees to:

a. make and keep public information available, as those terms are understood and defined in Rule 144;

b. file with the SEC in a timely manner all reports and other documents required of the Company under the 1933 Act and the 1934 Act so long as the Company remains subject to such requirements (it being understood that nothing herein shall limit the Company's obligations under Section 4(c) of the Subscription Agreement) and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

c. furnish to the Investor promptly upon request, (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144, the 1933 Act and the 1934 Act, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested to permit the Investor to sell such securities pursuant to Rule 144 without registration.

     9.   ASSIGNMENT.

     This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties hereto. The Company may not assign its rights or obligations hereunder without the prior written consent of the Investor. The Investor may assign its rights hereunder without any prior written consent to any transferee that acquires Registrable Securities from the Investor.

     10.  AMENDMENT OF REGISTRATION RIGHTS.

     Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and Investor. Any amendment or waiver effected in accordance with this Section 10 shall be binding upon the Investor and the Company.

     11.  MISCELLANEOUS.

a. If the Company receives conflicting instructions, notices or elections from two or more Persons with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from the registered owner of such Registrable Securities.

b. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided a confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

     If to the Company:

     eAutoclaims.com, Inc.
     110 East Douglas Road
     Oldsmar, Florida 34677
     Attention: Eric Seidel, President and CEO
     Telephone: 813-749-1020
     Facsimile: 813-749-1040

     With a copy to:

     Michael T. Cronin, Esq.
     Johnson, Pope, Bokor, Ruppel & Burns, LLP
     911 Chestnut Street
     Clearwater, Florida 33756
     Telephone: 727-461-1818
     Facsimile: 727-441-8617

     If to the Investor:

     Stephen Clearman
     Kinderhook Partners
     One Executive Dr. Suite 160
     Port Lee, NJ 07024
     Telephone:  201-461-9292
     Facsimile:  201-461-7793

     Each party shall provide five (5) days' prior written notice to the other party of any change in address or facsimile number.

c. Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

d. The laws of the State of Florida shall govern all issues concerning the relative rights of the Company and its stockholders. All other questions shall be governed by and interpreted in accordance with the laws of the State of Florida without regard to the principles of conflict of laws. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the City of Clearwater, Florida, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

e. This Agreement, the Subscription Agreement and the Confidential Private Offering Term Sheet (the "Transaction Documents") constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. The Transaction Documents supersede all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

f. This Agreement shall inure to the benefit of and be binding upon each of the parties hereto.

g. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

h. This Agreement may be executed in two or more identical counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement. This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

i. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

j. All consents and other determinations to be made by the Investor pursuant to this Agreement shall be made, unless otherwise specified in this Agreement, by Investor holding a majority of the Registrable Securities.

k. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

                      [Signatures appear on the next page]

     IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be duly executed as of the day and year first above written.


COMPANY:  EAUTOCLAIMS.COM, INC.



By:  ____________________________________
     Name: Eric Seidel
     itle:  President and CEO



INVESTOR:



By:  ____________________________________
     Name:
     Title:

                                    EXHIBIT A
            FORM OF NOTICE OF EFFECTIVENESS OF REGISTRATION STATEMENT


                                                        Date: __________
     Re:     eAutoclaims.com, Inc.

Ladies and Gentlemen:

     We are counsel to eAutoclaims.com, Inc., a Nevada corporation (the "Company"), and have represented the Company in connection with that certain Subscription Agreement (the "Subscription Agreement") entered into by and among the Company and _________________________ (the "Investor") pursuant to which the Company has agreed to issue to the Investor shares of the Company's common stock, $.001 par value per share (the "Common Stock") on the terms and conditions set forth in the Subscription Agreement. Pursuant to the Subscription Agreement, the Company also has entered into a Registration Rights Agreement with the Investor (the "Registration Rights Agreement") pursuant to which the Company agreed, among other things, to register the Registrable Securities (as defined in the Registration Rights Agreement), including the shares of Common Stock issued or issuable under the Subscription Agreement and upon exercise of the Warrant issued or issuable pursuant to the Subscription Agreement, under the Securities Act of 1933, as amended (the "1933 Act"). In connection with the Company's obligations under the Registration Rights Agreement, on ____________ ___, 2004, the Company filed a Registration Statement on Form S- ___ (File No. 333-________) (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") relating to the Registrable Securities which names the Investor as a selling shareholder thereunder.

     In connection with the foregoing, we advise you that a member of the SEC's staff has advised us by telephone that the SEC has entered an order declaring the Registration Statement effective under the 1933 Act at [enter the time of effectiveness] on [enter the date of effectiveness] and to the best of our knowledge, after telephonic inquiry of a member of the SEC's staff, no stop order suspending its effectiveness has been issued and no proceedings for that purpose are pending before, or threatened by, the SEC and the Registrable Securities are available for resale under the 1933 Act pursuant to the Registration Statement.

                                                Very truly yours,


21702.0001 #493624